UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 18, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

September 18, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER TABLES NI43-101 INFERRED MINERAL RESOURCE

OF 22.3 MILLION OUNCES SILVER EQUIVALENT

FOR KM66 PROPERTY, DURANGO STATE, MEXICO.

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that Wardrop Engineering (Wardrop) of Vancouver, B.C. has delivered a NI 43-101 compliant resource estimate for the Company’s Km 66 Project in northeastern Durango State, Mexico. Using a 50 g/t silver equivalent cut-off grade, Wardrop estimates that the Palmitas and Gloria Zones together contain an Inferred Mineral Resource of 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn. Wardrop calculated that these grades equate to a silver equivalent grade of 139 g/t using commodity prices (based upon 3 year averages) of US$7.70/oz for silver, US$471/oz for gold, US$0.41/lb for lead and US$0.69/lb for zinc and recoveries of 76%, 70%, 80% and 80%, respectively. This resource equates to a total of 22.3 million ounces of silver equivalent.

Great Panther commissioned Wardrop to complete the NI43-101 report on the KM66 property after signing a Letter of Intent to option the property earlier this year. The Company has now signed a formal Option Agreement for the right to earn a 100% interest in the 3,508 hectare property, subject to a 3% NSR. Terms of the agreement call for Great Panther to make staged cash payments and share issuances totaling US$3,000,000 and 500,000 shares, over a period of 4 years, to the property owners. If the option is exercised, the Company can purchase up to 2% of the NSR, for US$500,000 per 0.5%. The transaction is subject to acceptance by the TSX Venture Exchange.

The resource estimate was based upon a comprehensive exploration program completed on the property by Coeur d’Alene Mines during 1997 and 1998, wherein they drilled 81 reverse circulation holes (7,515 metres & 3,614 samples) and 22 diamond drill holes (2,983 metres & 900 samples). The geological database also includes 422 surface channel samples. Coeur d’Alene dropped the property in 1998.

The resource includes 2,643,600 tonnes of oxide material at a grade of 51 g/t Ag, 0.11 g/t Au, 0.73% Pb and 0.98% Zn for a silver equivalent grade of 113 g/t and 2,326,200 tonnes of sulphide mineralization at a grade of 68 g/t Ag, 0.16 g/t Au, 0.90% Pb and 1.69% Zn for a silver equivalent grade of 169 g/t. As the grade of sulphide mineralization is 50% higher than the 40-60 metre-thick oxide zone, the Company expects the overall grade of the resource to increase over time as the deposit is extended to depth.

Wardrop used the Inverse Distance Squared method of calculating the resource, with blocks of 5m X 5m X 4m being used for the 3 dimensional model. Metallurgical recoveries were based upon tests

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

conducted by Silver Standard in 1999 as part of a property review. Wardrop also calculated a resource using a 30 g/t silver equivalent cut-off (and the same pricing and metallurgical parameters), which yielded a total of 5,713,000 tonnes at a silver equivalent grade of 126 g/t. The complete NI43-101 report on the Km 66 property will be posted on SEDAR and on the Great Panther web-site as soon as a final copy is received from Wardrop, estimated to be within one week.

KM 66 Inferred Resources at 50 g/t AgEQ cut-off, by Wardrop

type	tonnes	Ag gpt	Au gpt	Pb%	Zn%	AgEQ gpt
Gloria Oxide	1,861,500	50.26	0.112	0.61	1.01	111
Palmitas Oxide	782,100	53.04	0.090	1.00	0.90	118
All Oxide	2,643,600	51.08	0.105	0.73	0.98	113
Gloria Sulphide	1,053,300	47.50	0.140	0.34	2.44	172
Palmitas Sulphide	1,272,900	85.83	0.180	1.37	1.07	167
All Sulphide	2,326,200	68.47	0.16	0.90	1.69	169.26
Gloria(Oxide + Sulphide)	2,914,800	49.26	0.12	0.51	1.53	133.04
Palmitas (Oxide + Sulphide)	2,055,000	73.35	0.15	1.23	1.01	148.35
All Total	4,969,800	59.22	0.13	0.81	1.31	139.37

AgEq = ((Ag gpt/31.103 X 7.7 X 0.76) + (Au gpt/31.103 X 461 X 0.70) + (Pb% X 22.046 X 0.80 X 0.42) + (Zn% X 22.046 X 0.80 X $0.69))/7.70 X 31.103

The mineralization at Km 66 is associated with hydrothermal breccias and stockworks related to a cluster of rhyolite domes that intrude the Cretaceous Caracol Formation, and shows a strong similarity to the Real de Angeles District in Zacatecas State, Mexico. The upper, oxidized portion of the mineralization consists of jarosite and hematite, while the underlying sulphides consist of pyrite, silver sulfosalts, sphalerite and galena.

The breccias have a general orientation of N40E, and a steep northwest dip. The largest breccia to date has known dimensions of 250 by 45 meters but is open in all directions. So far 18 breccia bodies have been identified in 5 main sectors. The focus during the late 1990’s was on the Carmen, La Gloria, and Palmitas sector breccias, with no drilling done on the others. The resource estimate prepared by Wardrop is contained in the Gloria and Palmitas zones only, as insufficient data was present for Carmen. Their report points out that other isolated drill holes contain good mineralization and deserve follow-up exploration. In addition, there are significant geochemical anomalies on the property that have not yet been explained.

The topography of the area is very subdued and the Palmitas Zone is largely buried under thin overburden. As such, it is feasible that other buried breccias may be present and the extensive property contains excellent potential for additional mineralization. Wardrop has recommended a two phase exploration program for the Km 66 property, totaling US$1,110,000, for geological and geophysical surveys and diamond drilling. Accordingly, Great Panther has commissioned an airborne magnetic and electromagnetic survey to be flown over the property in October-November in order to detect structures that may control the mineralization and, potentially, mineralized zones themselves. An Induced Polarization survey will then follow the airborne survey over prospective areas, with refined targets being subsequently tested by diamond drilling. In the interim, the Company plans to initiate geological mapping, rock and trench sampling and a diamond drilling program in order to extend the known zones of mineralization. The property is bisected by paved highway approximately 100 kilometres from Peñoles’ smelter at Torreon and so access is excellent.

The new NI43-101 resource at the Km 66 Project significantly enhances Great Panther’s growing portfolio of silver projects. The Gloria and Palmitas Zones are only 2 of 18 known breccias on the

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

property and, with a strong likelihood of finding new buried zones, management feels that there is excellent potential to increase the size of the resource. With the Company’s 100% owned Topia and Guanajuato Mines already in production, Km 66 will be advanced quickly with the goal of defining a new resource amenable to open pit mining.

Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Km 66 Project under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: September 18, 2006

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